

December 18, 2017

Jeffrey Crivello
Chief Executive Officer
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 190
Minnetonka, MN 55343

  Re: Famous Dave's of America, Inc.
    Registration Statement on Form S-1
    Filed December 6, 2017
    File No. 333-221927

Dear Mr. Crivello:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Material U.S. Federal Income Tax Considerations, page 46

1. We note your disclosure on page 47 that investors will not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of Subscription Rights in your rights offering. Please provide a tax opinion addressing the material tax consequences of the transaction. Alternatively, please tell us why an opinion of tax counsel is not required by Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 and note 39 of Staff Legal Bulletin No. 19 located on our website.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: J.C. Anderson
       Gray, Plant, Mooty, Mooty & Bennett, P.A.